rklein@hgg.com (212) 897-7883 (voice) (212) 897-4982 (fax)

August 16, 2013

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549-0305
Attn:  Lisa Kohl, Esq.

Re:	MyCause Beverages Inc. Registration Statement on Form S-1/A File No. 333-188581

Gentlemen:

To facilitate your review of Amendment No. 1, filed on this date, to the MyCause Beverages Form S-1 Registration Statement we are replying to the Staff’s Comment Letter in the same order in which the comments were presented.

General

1.
This Amendment includes the issuer’s unaudited June 30, 2013 financial statements and related information and all remaining exhibits, including an Amended and Restated Credit Line Note which increases the issuer’s borrowing capacity from $250,000 to $500,000 (Exhibit 10.4), the issuer’s Distributor Agreement (Exhibit 10.5) and our legal opinion (Exhibit 5.1).  As appropriate, we have disclosed the $250,000 increase in the issuer’s borrowing capacity under the Amended and Restated Credit Line Note and the amount of its current indebtedness thereunder (approximately $377,000) as well as the increased market penetration the issuer has achieved during 2013 in the mid-Atlantic states and in New England.

Securities and Exchange Commission
August 16, 2013

Prospectus Cover Page

2.	As requested, we have disclosed that the range of net proceeds that the issuer will receive from this offering is between zero and $875,000.

Prospectus Summary, page 1

The Offering, page 4

3.
As requested, we have added a new subsection headed “Nature of the Offering,” stating that this is a self-underwritten, best-efforts offering with no minimum subscription requirement, that the offering is for a period of 180 days, with the issuer reserving the right to extend the duration of the offering period for up to an additional 90 days.

Summary Historical Selected Financial and Other Data, page 4

4.	As requested, we have provided updated June 30, 2013 (unaudited) financial data.

Risk Factors, page 5

5.	As requested, we deleted the subject statements in the second paragraph of this section.

Risks Related to Our Business, page 5

We depend on a limited number of independent distributors . . . ., page 6

6.
The issuer’s initial distribution strategy focused on “mom and pop” stores because that segment was the core of the business of the issuer’s initial distributor. The issuer believes that, due to the cost and effort involved in obtaining only limited sales from these “mom and pop” stores, there were no risks associated with obtaining distributors able to place the issuer’s products in high volume supermarket chain stores.  Since there were no risks associated with this change in distribution strategy, no further disclosure is necessary.

Securities and Exchange Commission
August 16, 2013

Price increases and shortages of packaging raw materials . . . ., page 8

7.
We have deleted this risk factor (from page 7) and expanded the “Increase in the Cost” risk factor on page 8 where, among other things, we added appropriate a language from the deleted risk factor, such as that the issuer has experienced no raw materials price increases.

Risks Related to this Offering and Owning Our Common Stock, page 9

8.
As requested, on page 13 we have added a risk factor discussing the risks associated with the expected lack of liquidity in the market for the issuer’s common stock, which is entitled:  “We will have only a small and thinly traded public float, likely to result in extremely limited and sporadic trading in our common stock; and this lack of liquidity could cause immediate and precipitous declines in the market price of our common stock.”

We have not paid dividends in the past and have no immediate plans to pay dividends, page 13

9.	As requested, we have removed the word “immediate” from the heading for this risk factor.

Use of Proceeds, page 14

10.
As requested, we have revised and clarified the language preceding the tabular presentation (and also deleted the statement that “for the purposes of best explaining our current intentions we have assumed we would sell either 1,000,000 shares or 575,000 shares”) to state clearly that there is no guarantee that the issuer will receive any proceeds from this offering, and that the amounts set forth in the table are for illustrative purposes only.

11.
As requested, we have expanded the discussion to specifically address in the table the purposes for which, and the order of priority, the issuer would spend its net proceeds in the event substantially less than the maximum proceeds are obtained, i.e., in the event that it sells only 25% or 58% of the offered shares and thereby generates only $125,000 or $450,000 in net proceeds.

Securities and Exchange Commission
August 16, 2013

Capitalization, page 16

12.	As requested, we have deleted cash and cash equivalents from our tabular presentation.

13.	As requested, we have deleted the “As Adjusted” capitalization column.

Dilution, page 16

14.
As requested, we have revised this section to disclose dilution to investors in the event less than the maximum 1,000,000 shares are sold in this offering, i.e., assuming only 575,000 shares and 250,000 shares are sold.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Overview, page 17

15.
As requested, we have expanded the discussion here and throughout the prospectus, including within Note 3 to the June 30, 2013 (unaudited) financial statements, to disclose that in June 2013 the issuer obtained an additional $250,000 in borrowing capacity under an Amended and Restated Credit Line Note and that as of the date of the prospectus the issuer’s indebtedness thereunder was approximately $377,000, leaving an additional $123,000 available for borrowing by the issuer; and that regardless of the amount of net proceeds realized in this best efforts offering, if any, the issuer anticipates its remaining $123,000 borrowing capacity will enable it to remain viable for at least 12 months following June 30, 2013 (the latest balance date).  The increase in the Credit Line Note is consistent with Note 2 to the audited financial statements, which states that the issuer anticipates it will be dependent, for the near future, on additional financing primarily from its shareholders; and accordingly no revision to Note 2 is needed.

Plan of Operation, page 18

16.
We have deleted the statements that “[t]he net proceeds from this offering are anticipated to be between $450,000 and $875,000” and that such amount is expected to be sufficient to fund the issuer’s activities for the next 12 months. We have also clarified that there is no guarantee that the issuer will receive any proceeds from this offering.

17.	We have updated the issuer’s anticipated use of proceeds on page 14 to include costs associated with protecting its intellectual property.

Securities and Exchange Commission
August 16, 2013

Results of Operations, page 20

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 20

18.
As requested, we have deleted the statement at the end of the first paragraph of this section that “[o]nce key distribution channels have been secured and target markets are broadened, [we] believe that sales will increase exponentially.”

19.
As requested, we have expanded the disclosure to explain that the issuer’s 2011 gross profit decreasing to a gross loss in 2012 and its gross loss of $3,211 on sales were attributable to the issuer’s change in distribution strategy away from independent “mom and pop” stores in favor of high-volume supermarket chain stores.

20.
As requested, we have revised “Sales” to state that the factors attributable to the increase in total operating expenses in the fiscal year ended December 31, 2012 as compared to the fiscal year ended December 31, 2011 were the change in distribution strategy away from a focus on “mom and pop” stores to supermarket chain stores and the issuer’s related July 2012 hiring of a national sales representative at an annual salary of $70,000.

Liquidity and Capital Resources, page 20

21.
As requested, we have revised this section to discuss the issuer’s plan to satisfy its liquidity needs over the next 12 months, i.e., that even if it generates no net offering proceeds, the $123,000 available still to be borrowed under the increased Credit Line Note would satisfy its liquidity needs for the next 12 months.

22.
The bank overdraft disclosed in the December 31, 2012 audited financial statements was nominal and had no impact on liquidity.  Given that the issuer obtained a $250,000 increase in the Credit Line Note, and taking into account the nominal amount of the overdraft, the issuer has given no consideration to including a risk factor regarding the overdrawn bank account and believes no further discussion in this section is necessary or appropriate.

Securities and Exchange Commission
August 16, 2013

Business, page 21

23.	As requested, in the first paragraph we deleted the reference to the Private Securities Litigation Reform Act.

Company Background, page 22

24.
As requested, on page 23 we have explained the reason for effecting the Reorganization, i.e., that the issuer felt potential investors would be more willing to make an  investment in the shares of common stock of a Delaware corporation than in the class B membership interests of a Virginia limited liability company.

Water Source and Bottling, page 24

25.
As requested, we have clarified the nature of the issuer’s relationship with English Mountain Spring Water Company by (a) deleting the reference to a “verbal understanding” with that company (the section already refers to the issuer’s purchase order relationship with English Mountain, consistent with the risk factor disclosure on page 6), and (b) stating that it does not owe the issuer any legally binding obligation to accept and fulfill the issuer’s future purchase orders.

Distributors, page 24

26.	As requested, the Distributor Agreement with Beverage Network has been filed as Exhibit 10.5.

27.	As requested, we updated our disclosure to reflect the renewal of this Agreement.

Management, page 27

Michael J. Fitzgerald, page 27

28.	As requested, we provided additional disclosure regarding Michael J. Fitzgerald’s business activities from 2007 to 2010, i.e., in the years prior to the founding of Panacea Beverage Company LLC.

Securities and Exchange Commission
August 16, 2013

Involvement in Certain Legal Proceedings, page 28

29.	We have deleted the “to the best of our knowledge” qualifier.

Financial Statements

Revenue Recognition, page F-13

30.
Upon further analysis, we agree with the Staff’s position that under GAAP the issuer’s charitable donations should be reported as SG&A, and the issuer’s June 30, 2013 unaudited financial statements have been prepared accordingly.  However, making the accounting change in the issuer’s audited December 31, 2011 and 2012 financial statements included in this S-1 would be immaterial and therefore no such changes were made.

Cost of Goods Sold and Selling, General and Administrative Expenses, page F-13

31.
The issuer’s historical financial statements include salary expense related to the salaries paid or accrued for those historical services.  The annual historical salaries paid might not differ materially from the salaries to be paid if the amount of net offering proceeds realized by the issuer is not sufficient, as determined by the issuer in its discretion - see the discussion under “Executive Compensation” on page 29.  Accordingly, the issuer has made no annual salary commitments; and no change to the footnote is necessary.

Note 8 – Subsequent Events, page F-16

32.
The change in tax status was recognized on May 1, 2013 and the deferred tax assets contain a valuation allowance which is not material to the December 31, 2012 or to the June 30, 2013 (unaudited) financials.

Part II – Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-2

33.	As requested, we have added the undertaking set forth in Item 512(a)(2) of Regulation S-K.

Securities and Exchange Commission
August 16, 2013

Signatures, page II-4

34.	As requested, we have added the second signature block to identify Michael J. Fitzgerald, II as principal accounting officer.

35.	As requested, we have added the signature of Michael J. Fitzgerald in the second signature block as a director, so that both of the issuer’s two directors have signed this Amendment.

Very truly yours, /s/ Richard G. Klein Richard G. Klein

RGK:mtp
Encls.